UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Aerie Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

00771V108
(CUSIP Number)

December 31, 2020
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00771V108	13G/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON PFM Health Sciences, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,814,363 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%[1]
12.	TYPE OF REPORTING PERSON IA; PN

[1]	The percentages reported in this Schedule 13G/A are based upon 46,814,793 shares of common stock outstanding as of October 30, 2020 (according to the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020).

CUSIP No. 00771V108	13G/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON PFM Health Sciences GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,814,363 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00771V108	13G/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON Partner Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,814,363 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00771V108	13G/A	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON Brian D. Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,814,363 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 00771V108	13G/A	Page 6 of 10 Pages

Item 1(a)	Name of Issuer

Aerie Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
4301 Emperor Boulevard, Suite 400, Durham, North Carolina 27703

Item 2(a)	Name of Person Filing
This Schedule 13G/A is being jointly filed by PFM Health Sciences, LP (“PFM”), PFM Health Sciences GP, LLC (“PFM-GP”), Partner Asset Management, LLC (“PAM”), and Brian D. Grossman (“Grossman” and, collectively with PFM, PFM-GP, and PAM, the “Reporting Persons”) with respect to shares of common stock (and securities convertible into common stock) of the above-named issuer owned by PFM Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“HCM”).

PFM is the investment advisor for HCM. PAM is the general partner of HCM. PFM-GP is the general partner of PFM and the manager of PAM. Grossman is the sole member of PFM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is c/o PFM Health Sciences, LP, 4 Embarcadero Center, Suite 3500, San Francisco, CA 94111.

Item 2(c)	Citizenship
PFM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP and PAM is organized as a limited liability company under the laws of the State of Delaware. Grossman is a U.S. citizen.

Item 2(d)	Title of Class of Securities
Common stock, $0.001 par value

Item 2(e)	CUSIP Number
00771V108

CUSIP No. 00771V108	13G/A	Page 7 of 10 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 00771V108	13G/A	Page 8 of 10 Pages

Item 4	Ownership

A.	PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC

(a)	PFM, PFM-GP and PAM may be deemed to beneficially own 2,814,363 shares of Common Stock.

(b)	The number of shares PFM, PFM-GP and PAM may be deemed to beneficially own constitutes approximately 6.0% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,814,363

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,814,363

B.	Brian D. Grossman

(a)	Grossman may be deemed to beneficially own 2,814,363 shares of Common Stock.

(b)	The number of shares Grossman may be deemed to beneficially own constitutes approximately 6.0% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,814,363

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,814,363

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

CUSIP No. 00771V108	13G/A	Page 9 of 10 Pages

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00771V108	13G/A	Page 10 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2021.

PFM HEALTH SCIENCES, LP		PFM HEALTH SCIENCES GP, LLC

By:	PFM Health Sciences GP, LLC	By:	/s/ Darin Sadow
	its general partner		Darin Sadow, Authorized Signatory

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

BRIAN D. GROSSMAN		PARTNER ASSET MANAGEMENT, LLC

By:	/s/ Darin Sadow	By:	PFM Health Sciences GP, LLC
	Darin Sadow, attorney-in-fact*		its manager

		By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

*	Darin Sadow is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.

 EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G/A filed herewith (and any amendments thereto), relating to the common stock of Aerie Pharmaceuticals, Inc., a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 16th day of February, 2021.

PFM HEALTH SCIENCES, LP		PFM HEALTH SCIENCES GP, LLC

By:	PFM Health Sciences GP, LLC	By:	/s/ Darin Sadow
	its general partner		Darin Sadow, Authorized Signatory

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

BRIAN D. GROSSMAN		PARTNER ASSET MANAGEMENT, LLC

By:	/s/ Darin Sadow	By:	PFM Health Sciences GP, LLC
	Darin Sadow, attorney-in-fact*		its manager

		By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory